

Mail Stop 3561

September 28, 2017

Michael Barron
Chief Executive Officer
X Rail Enterprises, Inc.
9480 S. Eastern Ave. Suite 205
Las Vegas, NV 89123

> **Re:** **X Rail Enterprises, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed September 21, 2017**
> **File No. 333-218746**

Dear Mr. Barron:

We have reviewed your amended registration statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 19, 2017 letter.

Risk Factors, page 6

1. We note as of June 30, 2017, approximately $845,000 (or roughly 99%) of your total assets consists of railcars. Given your history of losses and significant capital requirement to implement your business plan, please add a risk factor addressing the potential impairment of these assets if you are unsuccessful in executing your business plan, to help investors better ascertain such risk.

You may Amy Geddes at (202) 551-3304 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney-Advisor
Office of Transportation and Leisure

cc: Jeff Cahlon, Esq.
        Sichenzia Ross Ference Kesner LLP